UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No. 2 Guang Hua Road
Chaoyang District, Beijing

People’s Republic of China, 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

EXPLANATORY NOTE

This current report on Form 6-K (this “Form 6-K”) and the exhibit to this Form 6-K are incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-266899), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Warrants

On January 26, 2022, Ucommune International Ltd (the “Company” or “we”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for a US$3,000,000 principal amount 8% senior debenture convertible into Class A ordinary shares (the “Debenture”) and three series of warrants to purchase Class A ordinary shares (the “Warrants”).

On March 1, 2022, the Company and the Purchaser entered into amendment agreements (the “Initial Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to set a floor price of US$0.30 per Class A ordinary share, par value of US$0.0001 each (the “Floor Price”) for the conversion price of the Debenture and exercise price of the Warrants.

On April 22, 2022, the Company effected a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company (the “2022 Share Consolidation”). Under the Initial Amendment Agreements, the Floor Price shall be proportionately decreased upon a stock split or share subdivision of Class A ordinary shares, and proportionately increased in the case of a reverse stock split or share combination of Class A ordinary shares. Following the 2022 Share Consolidation, the Floor Price became US$6.00 per Class A ordinary share, par value of US$0.002 per share.

On August 29, 2022, the Company and the Purchaser entered into additional amendment agreements (the “Second Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to amend the conversion price of the Debenture, the exercise price of the Warrants and the Floor Price to US$4.50 per Class A ordinary share, par value of US$0.002 per share. The Second Amendment Agreements shall become effective on September 6, 2022, unless Nasdaq objects to any of amendments therein prior to such date.

On October 25, 2022, the Company and the Purchaser entered into additional amendment agreements (the “Third Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to amend the conversion price of the Debenture, the exercise price of the Warrants and the Floor Price to US$2.30 per Class A ordinary share, par value of US$0.002 per share. The Third Amendment Agreements shall become effective on November 4, 2022, unless Nasdaq objects to any of amendments therein prior to such date.

On January 24, 2023, the Company and the Purchaser entered into additional amendment agreements (the “Fourth Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to amend the conversion price of the Debenture, the exercise price of the Warrants and the Floor Price to US$1.30 per Class A ordinary share, par value of US$0.002 per share. In addition, the Maturity Date under and as defined in the Debenture shall be amended and restated from January 25, 2023 to July 25, 2023, and the Termination Date for purposes of the Series B Warrant shall be amended and restated to September 30, 2023. The Fourth Amendment Agreements shall become effective on February 7, 2023 unless Nasdaq objects to any of amendments therein prior to such date, except that the amended Maturity Date of the Debenture shall become effective upon execution.

On June 7, 2023, the Company and the Purchaser entered into additional amendment agreements (the “Fifth Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to amend the conversion price of the Debenture and the floor for conversion price of the Debenture to US$0.70 per Class A ordinary share, par value of US$0.002 per share, while the exercise price of the Warrants and the floor for exercise price of the Warrants shall remain at US$1.30 per Class A ordinary share, par value of US$0.002 per share. In addition, the Termination Date for purposes of the Series B Warrant shall be amended and restated to December 31, 2023. The Fifth Amendment Agreements have become effective upon execution.

On August 1, 2023, the Company fully repaid the remaining principal amount plus interests accrued and unpaid under the Debenture.

On November 29, 2023, the Company effected a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company (the “2023 Share Consolidation”). Following the 2023 Share Consolidation, the Floor Price per Class A ordinary share, par value of US$0.024 each (each an “Ordinary Share”) has been automatically adjusted to US$15.6, and effective on December 21, 2023, the exercise price of the Warrants has been automatically adjusted to US$3.37 per Ordinary Share pursuant to the mechanism provided under Section 3(a)(ii) of the Warrants.

On January 30, 2024, the Company and the Purchaser entered into an additional amendment agreement (the “Sixth Amendment Agreement,” and together with the Initial Amendment Agreements, the Second Amendment Agreements, the Third Amendment Agreements, the Fourth Amendment Agreements and the Fifth Amendment Agreements, the “Amendment Agreements”) to the Warrants to amend and restate the Termination Date for purposes of the Series B Warrant to December 31, 2024 for the Ordinary Shares issuable upon exercise of the Series B Warrant that are registered under the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) (the “F-3 Registration Statement”), and to 12 months following the effectiveness of a registration statement to be filed under the Securities Act registering the remaining unregistered Ordinary Shares issuable upon exercise of the Series B Warrant for such remaining Ordinary Shares. With respect to the Ordinary Shares issuable upon exercise of each of the Warrants that are registered under the F-3 Registration Statement, the Floor Price shall be amended and restated to US$3.37 per Ordinary Share. The Sixth Amendment Agreement has become effective upon execution.

The foregoing summary of the Amendment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the relevant documents. Copies of the Sixth Amendment Agreement are attached hereto as Exhibit 4.1, which is incorporated herein by reference.

Safe Harbor Statements

This Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amendment to Warrants dated January 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: January 31, 2024

[Signature Page to Form 6-K]